UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

OCCAM NETWORKS, INC.

(Exact name of registrant as specified in its charter)

Delaware	77-0442752
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

77 Robin Hill Road, Santa Barbara, California	93117
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which Each class is to be registered
Common Stock, par value $0.001 per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates (if applicable):

Securities to be registered pursuant to Section 12(g) of the Act: None

Explanatory Note

This Registration Statement on Form 8-A of Occam Networks, Inc. (the “Registrant”) replaces the Registration Statement on Form 8-A of the Registrant previously filed with the Securities and Exchange Commission (the “Commission”) on June 1, 2000 and amended on December 21, 2005 (the “Prior 8-A”). The NASDAQ Stock Market has approved the Common Stock of the Registrant for listing and trading on the NASDAQ Global Market and the Common Stock of the Registrant is expected to begin trading on such market on October 9, 2006. As a result of the listing of Occam’s Common Stock on The NASDAQ Global Market, the Common Stock of Occam Networks, Inc. is hereby registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) rather than Section 12(g) of the Exchange Act. References in this Amendment to “Occam,” “we,” “us,” or “our” refer to Occam Networks, Inc.

Item 1. Description of Registrant’s Securities to be Registered

This section summarizes our authorized and outstanding securities and certain of the provisions of our amended and restated certificate of incorporation and our amended and restated bylaws.

Description of capital stock

Our authorized capital stock currently consists of 950 million shares of common stock, $0.001 par value, and seven million shares of preferred stock, $0.001 par value. Of our authorized preferred stock, 4.6 million shares have been designated as our Series A-2 preferred stock.

As of June 25, 2006, we had issued and outstanding approximately 7.3 million shares of common stock, held by approximately 287 stockholders of record, and approximately 3.8 million shares of Series A-2 preferred stock, held by approximately 82 stockholders of record. As of June 25, 2006, our outstanding shares of Series A-2 preferred stock were convertible into approximately 8.6 million shares of common stock and are expected to so convert prior to the closing of this offering. In addition, as of June 25, 2006, we had outstanding options to acquire approximately 2.1 million shares of common stock and an outstanding warrant to acquire 12,500 shares of common stock.

Reverse Stock Split

On March 10, 2006, we effected a 1-for-40 reverse stock split of our outstanding common stock and began trading on the NASD OTC Bulletin Board on a split-adjusted basis on Monday, March 13, 2006, under the new symbol OCNW.OB. Proportional adjustments were made to the maximum number of shares issuable under, and other terms of, our stock plans, as well as to the number of shares issuable under, and the exercise price of, our outstanding options and warrants. In addition, a proportional adjustment was made to the applicable conversion price of our outstanding Series A-2 preferred stock.

Common stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. Holders of our common stock are entitled to receive ratably any dividends that may be declared by the board of directors out of legally available funds, subject to any preferential dividend rights of any outstanding preferred stock, including the preferential dividend rights of outstanding Series A-2 preferred stock described in this prospectus. Upon any liquidation, dissolution, or winding up of Occam, holders of our common stock are entitled to share ratably in all assets remaining available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock, including the existing liquidation preferences of our Series A-2 preferred stock as described.

Holders of our common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and any shares of common stock issued upon conversion of Series A-2 preferred stock issued hereby will be, upon receipt of payment for such shares, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which Occam may designate and issue in the future without further stockholder approval. In particular, the rights of our common stock are subject to the rights, preferences, and privileges of our Series A-2 preferred stock, and we refer you to the section below captioned “Description of the Series A-2 Convertible Preferred Stock,” for a more complete description of these rights.

Preferred stock

Our board of directors is authorized without further stockholder approval to issue from time to time up to an aggregate of 7,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights, qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, term of redemption including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series without further vote or action by the stockholders. A total of 4,600,000 shares of our preferred stock have been designated as “Series A-2 Preferred Stock,” and 2,400,000 shares of our preferred stock remain available for future designation and/or issuance.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Occam without further action by the stockholders and may adversely affect the market price of and voting, economic and other rights of, holders of our common stock.

The Series A-2 preferred stock is entitled to various rights, preferences, and privileges, including preferential rights relating to dividends, a liquidation preference, and anti-dilution protections. For a complete understanding of these rights, you should review the information contained below under the caption “Description of the Series A-2 Convertible Preferred Stock.”

Anti-takeover effects of provisions of Delaware law and the our amended and restated certificate of incorporation and amended and restated bylaws

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may make it more difficult to acquire control of Occam by various means. These provisions could deprive our stockholders of opportunities to realize a premium on the shares of common stock owned by them. In addition, these provisions may adversely affect the prevailing market price of our stock. These provisions are intended to:

•	enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board;

•	discourage certain types of transactions which may involve an actual or threatened change in control of Occam;

•	discourage certain tactics that may be used in proxy fights;

•	reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all outstanding shares of Occam or that is otherwise unfair to our stockholders.

Our amended and restated certificate of incorporation provides that stockholders may not take action by written consent but may only take action at duly called annual or special meetings of stockholders. The amended and restated certificate of incorporation further provides that special meetings of our stockholders may be called only by the chairman of the board of directors or a majority of the board of directors. This limitation on the right of stockholders to call a special meeting could make it more difficult for stockholders to initiate actions that are opposed by the board of directors. These actions could include the removal of an incumbent director or the election of a stockholder nominee as a director. They could also include the implementation of a rule requiring stockholder ratification of specific defensive strategies that have been adopted by the board of directors with respect to unsolicited takeover bids. In addition, the limited ability of the stockholders to call a special meeting of stockholders may make it more difficult to change the existing board and management.

Our amended and restated bylaws provide that stockholders seeking to bring business before a meeting of stockholders, or to nominate candidates for election as directors at a meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 120 days prior to the date of the annual meeting. The amended and restated bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before a meeting of stockholders or from making nominations for directors at a meeting of stockholders.

Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Occam by means of a proxy contest, tender offer, merger or otherwise.

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote is required to amend a corporation’s certificate or bylaws, unless a corporation’s certificate or bylaws, as the case may be, requires a greater percentage. Subject to Section 2115 of the California Corporations Code, discussed below, our amended and restated certificate of incorporation imposes supermajority vote requirements in connection with the amendment of certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, including those provisions relating to the stockholders’ ability to effect action by written consent, the ability of stockholders to call special meetings, and the ability of stockholders to bring business before an annual meeting or to nominate directors.

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, as amended from time to time. Section 203 generally prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years from the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with his or its affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to Occam and, accordingly, may discourage attempts to acquire us.

Applicability of provisions of California corporate law

Although we are incorporated in Delaware, we may be subject to Section 2115 of the California General Corporation Law, which imposes various requirements of California corporate law on non-California corporations if they have characteristics of ownership and operations indicating significant contacts with California. Public companies listed on a recognized national securities exchange or the Nasdaq National Market are generally exempt from Section 2115, and we became subject to its provisions following our delisting from the Nasdaq National Market in July 2002. Among the key provisions of California corporate law that may apply to Occam are the right of our stockholders to cumulate votes in the election of directors and limitations on the effectiveness of super-majority voting provisions contained in a corporation’s charter documents.

In May 2005, the Delaware Supreme Court in Vantage Point Venture Partners 1996 v. Examen, Inc. held that Section 2115 violates the internal affairs doctrine and thus does not apply to Delaware corporations. If followed by California courts, this ruling would mean that the cumulative voting requirements and other sections of the California Corporations Code do not apply to us. We are currently evaluating the impact of the Delaware Supreme Court’s decision on us.

Certain provisions of California law limit the effectiveness of supermajority voting provisions to a period of two years from the filing of the most recent charter amendment or certificate of determination that adopted or readopted the supermajority voting provision, and these provisions may apply to us as a result of Section 2115 described above. In connection with our 2006 annual meeting of stockholders held in August 2006, our stockholders approved an amendment to our certificate of incorporation that readopts provisions of our certificate of incorporation that require 66- 2/3% stockholder approval in connection with certain amendments of our certificate of incorporation. This amendment not yet been filed with the Delaware Secretary of State.

Transfer agent and registrar

The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation.

DESCRIPTION OF THE SERIES A-2 CONVERTIBLE PREFERRED STOCK

The following discussion summarizes the principal rights, preferences, and privileges of our Series A-2 preferred stock. It does not purport to be a complete or thorough description of the Series A-2 preferred stock. The rights, preferences, and privileges of the Series A-2 preferred stock were determined by a special committee of our board of directors and set forth in the Certificate of Designations of Series A-2 Preferred Stock incorporated by reference as an Exhibit hereto. This summary is qualified in its entirety by reference to the certificate. We encourage you to review the certificate carefully.

Dividends

No dividends will accrue or be payable with respect to the Series A-2 preferred stock. We currently have no intention of paying any cash dividends on any of our capital stock, and we currently have no earnings or profits from which to pay any cash dividends. In the event we were to pay a dividend on our common stock (excluding certain dividends payable in common stock), the holders of Series A-2 preferred stock would be entitled to receive at the same time an equivalent dividend based on the number of shares of common stock into which the Series A-2 preferred stock was then convertible.

Liquidation preference

In the event of any liquidation, dissolution, or winding up of Occam, holders of Series A-2 preferred stock will be entitled to receive an amount equal to 150% of the original purchase price of such Series A-2 preferred stock, or $15 per share of Series A-2 preferred stock, before any distributions of Occam’s assets may be made to common stockholders. If the assets available for distribution to stockholders do not permit payment of the full Series A-2 preferred stock liquidation preference, the assets that are available for distribution would be distributed pro-rata among the holders of Series A-2 preferred stock based on the number of shares of Series A-2 preferred stock held by each such holder. As of June 25, 2006, the aggregate liquidation preference of the outstanding Series A-2 preferred stock totaled approximately $57 million.

After payment of the full Series A-2 preferred stock liquidation preference, holders of Series A-2 preferred stock will participate with common stockholders in connection with any additional distributions based on the number of shares of common stock into which each share of Series A-2 preferred stock is then convertible. This right to receive distributions on a share-for-share basis (assuming conversion) with common stockholders is sometimes referred to as the Series A-2’s “participation right.” The Series A-2 participation right terminates, however, when the aggregate proceeds paid on each share of Series A-2 preferred stock equals 300% of the original purchase price and thereafter all remaining proceeds will be payable to common stockholders on a pro-rata basis. Nevertheless, if a preferred stockholder would receive a larger distribution by converting his or her shares to common stock, his or her preferred stock will be deemed to have been automatically converted for purposes of the transaction such that the preferred stockholder will always receive the maximum amount to which he or she would be entitled, regardless of whether he or she affirmatively elects to convert. Based on outstanding shares as of June 25, 2006, the 300% limitation on the Series A-2 preferred stock’s participation rights would imply that Series A-2 preferred stockholders will not receive any additional distributions as preferred stockholders after approximately $114 million has been distributed to preferred stockholders.

Treatment of mergers, acquisitions, and asset sales

For purposes of the liquidation preferences of the Series A-2 preferred stock, a reorganization, merger, consolidation, or acquisition involving Occam where our stockholders hold less than a majority of the outstanding voting securities of the surviving or successor corporation or its parent, or a sale of all or substantially all our assets, will be treated as a “liquidation, dissolution, or winding up” of Occam. As a result, distributions of merger or acquisition consideration, or the net proceeds available for stockholders after any asset sale, would be made to Occam stockholders according to the liquidation provisions described above.

Holders of at least 2/3 of the outstanding shares of Series A-2 preferred stock may waive the treatment of any of the foregoing transactions as a “liquidation.” Investment funds affiliated with U.S. Venture Partners, New Enterprise Associates, Norwest Venture Partners, and Alta Partners currently hold in excess of 2/3 of the outstanding Series A-2 preferred stock and are expected to continue to hold in excess of 2/3 of the outstanding Series A-2 preferred stock after completion of the rights offering.

Conversion rights

Each holder of Series A-2 preferred stock may elect to convert his or her shares into common stock at any time based on the then-applicable conversion rate. Each share of Series A-2 preferred stock is presently convertible into approximately 2.27273 shares of common stock based on the current conversion price of $4.40 per common share. Upon a conversion, the stockholder will forfeit all rights, preferences, and privileges associated with the preferred stock and will be entitled only to the rights of a common stockholder holding the number of shares issued on such conversion.

Automatic conversion

All outstanding shares of Series A-2 preferred stock will convert into common stock at the then-applicable conversion rate upon the written election of 66- 2/3% of the then-outstanding Series A-2 preferred stock.

Mechanics of Conversion

We will not issue any fractional shares of our common stock on conversion of Series A-2 preferred stock. In lieu of fractional shares, we will pay cash equal to the product of any fractional share (rounded to the nearest second decimal) and the average of the closing price of our common stock over the ten trading days prior to, but not including, the effective date of the conversion.

In order to voluntarily convert shares of Series A-2 preferred stock into common stock, a stockholder must surrender the certificate(s) for the shares of Series A-2 preferred stock to be converted at the offices of Occam or its transfer agent and must give written notice to Occam that it elects to convert the shares. In the event of an automatic conversion, the outstanding Series A-2 preferred stock will be deemed converted without any action by any stockholder (other than the written consent of holders of a sufficient number of shares of Series A-2 preferred stock to effect the automatic conversion, as described above). We will issue certificates representing the common stock issued on an elective conversion as soon as practicable after all conditions have been satisfied. In connection with automatic conversions, we will not be required to issue to any stockholder a certificate evidencing common stock until the certificates that previously represented such stockholder’s Series A-2 preferred shares have been surrender to Occam or its transfer agent.

Elective conversions will be deemed effective immediately prior to the close of business on the date of surrender of the certificate(s) representing the Series A-2 preferred stock to be converted together with the written notice of conversion. In the case of an automatic conversion, the conversion will be deemed effective immediately prior to the close of business on the date the required written consent of stockholders has been executed and delivered to Occam.

All issuances of Series A-2 preferred stock will in certificated form and will be represented by a physical stock certificate. Holders of Series A-2 preferred stock are cautioned to place these certificates in a secure place. In the event of the loss, theft, or destruction of any Series A-2 preferred stock certificates, we will not be required to issue a certificate representing any common stock issued on conversion, or any replacement Series A-2 stock certificate, until the stockholder has delivered an appropriate agreement of indemnity to Occam or its transfer agent, which will include a requirement of bond based on the value of the lost certificate(s).

Anti-dilution protections

Subject to certain exceptions, the conversion price of the Series A-2 preferred stock will be adjusted downward, according to a “broad-based” weighted average formula, from the current conversion price of $4.40 (and the conversion rate will accordingly be adjusted upward from the current conversion rate of approximately 2.27273 shares of common stock per Series A-2 preferred stock share) if Occam issues any additional equity securities at a common-equivalent price of less than $0.11 (the common-equivalent price at which the Series A-2 preferred stock has been issued).

To date, we have required substantial funding to operate our business. We are not and have never been profitable, and we cannot assure you that we will not be required in the future to engage in transactions that trigger the anti-dilution provisions of the Series A-2 preferred stock. To the extent these anti-dilution provisions are triggered, existing holders of common stock will experience additional dilution in their voting and economic interests. In addition to the foregoing “price-based” anti-dilution protection, the conversion price and applicable conversion rate will also be adjusted to reflect any stock split, reverse stock split, stock dividend, recapitalization or similar transaction affecting the common stock.

The “price based” anti-dilution protections of the Series A-2 preferred are subject to the following principal exclusions, and issuances of our capital stock or related rights in these circumstances, even if at common-equivalent prices less than $4.40, will not result in adjustments to the conversion price or conversion rate of the Series A-2 preferred stock:

•	to employees, directors, consultants and other service providers for the primary purpose of soliciting or retaining their services pursuant to plans or agreements approved by our board;

•	to customers, commercial partners (including technology partners, marketing partners, or distribution partners), and vendors of Occam unless our board has determined in good faith that the value of the capital stock or related rights issued exceeds $1 million;

•	to banks, commercial lenders, equipment lessors, and other financial institutions in connection with commercial leasing or debt financing transactions, the terms of which have been approved by our board, unless our board has determined in good faith that the value of the capital stock or related rights issued exceeds $1 million;

•	in connection with acquisitions by Occam of another corporation or business, whether by merger, asset purchase, reorganization, or similar transaction, on terms approved by our board, unless our board has determined in good faith that the value of the capital stock or related rights issued exceeds $1 million; or

•	in a firm commitment underwritten public offering pursuant to a registration statement filed with the SEC.

For a more detailed explanation of the anti-dilution protections applicable to our Series A-2 preferred stock, please review the certificate of designation incorporated by reference as an exhibit hereto.

No redemption rights

Holders of Series A-2 preferred stock are not entitled to require that Occam redeem any shares of Series A-2 preferred stock.

Voting rights

Except as otherwise required by law, holders of Series A-2 preferred stock will vote together as a single class with holders of common stock on all matters submitted to stockholders for vote, including the election of directors. Each share of Series A-2 preferred stock will be entitled to the number of shares of common stock into which it would have been convertible on the record date applicable to such vote. Each share of Series A-2 preferred stock is presently entitled to cast approximately 2.27273 votes.

Under applicable provisions of Delaware and California law, the Series A-2 preferred stock and common stock may be entitled to vote as separate classes on certain matters, notwithstanding the foregoing voting provisions.

Item 2. Exhibits

The following exhibits are filed herewith or incorporated by reference herein as indicated below:

3.1	Registrant’s Amended and Restated Certificate of Incorporation (incorporated by reference to the Exhibit with the same number on the Registrant’s Registration Statement on Form S-1 and all amendments, thereto (File No. 333-31732).

3.1.1	Registrant’s Certificate of Amendment of Amended and Restated Certificate of Incorporation effective May 14, 2002 (incorporated by reference to Exhibit 3.1.1 of the Registrant’s Quarterly Report on Form 10-Q filed on May 14, 2003).

3.1.2	Registrant’s Certificate of Amendment of Amended and Restated Certificate of Incorporation effective June 3, 2003 (incorporated by reference to Exhibit 3.1.2 of the Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2003).

3.1.3	Registrant’s Certificate of Amendment of Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on November 11, 2004 (incorporated by reference to Exhibit 3.1.3 of the Registrant’s Quarterly Report on Form 10-Q filed on November 15, 2004).

3.1.4	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Occam Networks, Inc. filed with the Secretary of State of the State of Delaware on September 2, 2005. (Incorporated by reference to Exhibit 3.1.4 of the Registrant’s Quarterly Report on Form 10-Q filed on November 14, 2005)

3.2	Registrant’s Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 of the Registrant’s Quarterly Report on Form 10-Q filed on May 14, 2003).

4.1	Specimen common stock certificate of Registrant (incorporated by reference to the Exhibit with the same number on the Registrant’s Registration Statement on Form S-1 and all amendments, thereto (File No. 333-31732).

4.3	Certificate of Designation of the Series A-2 Preferred Stock filed with the Secretary of State of the state of Delaware on November 19, 2003 (incorporated by reference to Exhibit 4.4 of the Registrant’s Current Report on Form 8-K filed on November 21, 2003).

4.3.1	Certificate Increasing the Number of Shares of Preferred Stock Designated as Series A-2 Convertible Preferred Stock filed with the Secretary of State of Delaware on November 11, 2004 (incorporated by reference to Exhibit 4.9.1 of the Registrant’s Quarterly Report on Form 10-Q filed on November 15, 2004).

4.3.2	Certificate of Registrant, Increasing the Number of Shares of Preferred Stock Designated as Series A-2 Convertible Preferred Stock, filed with the Secretary of Sate of Delaware on January 7, 2005 (incorporated by reference to Exhibit 4.9.2 of the Registrant’s Current Report on Form 8-K filed on January 13, 2004).

4.3.3	Certificate of Registrant, Increasing the Number of Shares of Preferred Stock Designated as Series A-2 Convertible Preferred Stock, filed with the Secretary of Sate of Delaware on May 16, 2005 (incorporated by reference to Exhibit 4.9.3 of the Registrant’s Current Report on Form 8-K filed on May 17, 2005).

4.17	Specimen Series A-2 stock certificate of Registrant (incorporated by reference to the Exhibit with the same number on the Registrant’s Registration Statement on Form S-1 and all amendments, thereto (File No. 333-125061).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 6, 2006	OCCAM NETWORKS, INC.

	By:	/s/ Christopher B. Farrell
Christopher B. Farrell Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

3.1	Registrant’s Amended and Restated Certificate of Incorporation (incorporated by reference to the Exhibit with the same number on the Registrant’s Registration Statement on Form S-1 and all amendments, thereto (File No. 333-31732).

3.1.1	Registrant’s Certificate of Amendment of Amended and Restated Certificate of Incorporation effective May 14, 2002 (incorporated by reference to Exhibit 3.1.1 of the Registrant’s Quarterly Report on Form 10-Q filed on May 14, 2003).

3.1.2	Registrant’s Certificate of Amendment of Amended and Restated Certificate of Incorporation effective June 3, 2003 (incorporated by reference to Exhibit 3.1.2 of the Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2003).

3.1.3	Registrant’s Certificate of Amendment of Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on November 11, 2004 (incorporated by reference to Exhibit 3.1.3 of the Registrant’s Quarterly Report on Form 10-Q filed on November 15, 2004).

3.1.4	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Occam Networks, Inc. filed with the Secretary of State of the State of Delaware on September 2, 2005. (Incorporated by reference to Exhibit 3.1.4 of the Registrant’s Quarterly Report on Form 10-Q filed on November 14, 2005)

3.2	Registrant’s Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 of the Registrant’s Quarterly Report on Form 10-Q filed on May 14, 2003).

4.1	Specimen common stock certificate of Registrant (incorporated by reference to the Exhibit with the same number on the Registrant’s Registration Statement on Form S-1 and all amendments, thereto (File No. 333-31732).

4.3	Certificate of Designation of the Series A-2 Preferred Stock filed with the Secretary of State of the state of Delaware on November 19, 2003 (incorporated by reference to Exhibit 4.4 of the Registrant’s Current Report on Form 8-K filed on November 21, 2003).

4.3.1	Certificate Increasing the Number of Shares of Preferred Stock Designated as Series A-2 Convertible Preferred Stock filed with the Secretary of State of Delaware on November 11, 2004 (incorporated by reference to Exhibit 4.9.1 of the Registrant’s Quarterly Report on Form 10-Q filed on November 15, 2004).

4.3.2	Certificate of Registrant, Increasing the Number of Shares of Preferred Stock Designated as Series A-2 Convertible Preferred Stock, filed with the Secretary of State of Delaware on January 7, 2005 (incorporated by reference to Exhibit 4.9.2 of the Registrant’s Current Report on Form 8-K filed on January 13, 2004).

4.3.3	Certificate of Registrant, Increasing the Number of Shares of Preferred Stock Designated as Series A-2 Convertible Preferred Stock, filed with the Secretary of Sate of Delaware on May 16, 2005 (incorporated by reference to Exhibit 4.9.3 of the Registrant’s Current Report on Form 8-K filed on May 17, 2005).

4.17	Specimen Series A-2 stock certificate of Registrant (incorporated by reference to the Exhibit with the same number on the Registrant’s Registration Statement on Form S-1 and all amendments, thereto (File No. 333-125061).